SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer) COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities) 43113X101
(CUSIP Number) Dang Yu (George) Pan Building A1, 68 Xinxia Street Pinghu, Longgang Shenzhen Guangdong 518111 People’s Republic of China Tel: 86-755-89686238

with copies to:

Jie (Jeffrey) Sun, Esq.	Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP	Orrick, Herrington & Sutcliffe LLP
47/F Park Place, 1601 Nanjing Road West	The Orrick Building, 405 Howard Street
Shanghai, 200040, People’s Republic of China	San Francisco, CA 94105, USA
Tel: 86-21-61097103	Tel: +1 (415) 773-5830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 43113X101	Page 2 of 11

1	NAMES OF REPORTING PERSONS Dang Yu (George) Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1) represents 1,000 shares of Common Stock held by HPJ Parent Limited, a Cayman Islands company indirectly owned as to approximately 79.5% by Mr. Dang Yu (George) Pan. Mr. Pan is also a director of Parent.

(2) Based on a total of 1,000 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 43113X101	Page 3 of 11

1	NAMES OF REPORTING PERSONS Advance Pride International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 43113X101	Page 4 of 11

1	NAMES OF REPORTING PERSONS Wen Liang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 43113X101	Page 5 of 11

1	NAMES OF REPORTING PERSONS Wen Wei Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 43113X101	Page 6 of 11

1	NAMES OF REPORTING PERSONS HPJ Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1) represents 1,000 shares of Common Stock held by HPJ Parent Limited, a Cayman Islands company indirectly owned as to approximately 79.5% by Mr. Dang Yu (George) Pan. Mr. Pan is also a director of Parent.

(2) Based on a total of 1,000 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 43113X101	Page 7 of 11

1	NAMES OF REPORTING PERSONS High Power Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1) represents 1,000 shares of Common Stock held by HPJ Parent Limited, a Cayman Islands company indirectly controlled as to approximately 77.8% by High Power Asset Management Inc. High Power Asset Management Inc. is wholly owned by Mr. Dang Yu (George) Pan, and Mr. Pan is also a director of High Power Asset Management Inc.

(2) Based on a total of 1,000 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 43113X101	Page 8 of 11

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D ("Amendment No. 8") is being jointly filed by Dang Yu (George) Pan, Advance Pride International Limited, Wen Liang Li, Wen Wei Ma, HPJ Parent Limited and High Power Asset Management Inc. (collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by Dang Yu (George) Pan with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2018, Amendment No. 3 to Schedule 13D filed with the SEC on June 5, 2018, Amendment No. 4 to Schedule 13D filed with the SEC on March 15, 2019, Amendment No. 5 to Schedule 13D filed with the SEC on April 24, 2019, Amendment No. 6 to Schedule 13D filed with the SEC on July 2, 2019 and Amendment No. 7 to Schedule 13D filed with the SEC on September 12, 2019 (collectively, the "Schedule 13D"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented by adding the following:

High Power Asset Management Inc. (“High Power Management”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. It is currently wholly owned by Mr. Dang Yu (George) Pan. Mr. Pan and Ms. Ping Chen are the directors of High Power Management. The principal business of High Power Management is investment management. The address of the principal office of High Power Management is at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Ms. Ping Chen is a Chinese citizen. Her business address is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China, and her present principal occupation is President Office Assistant of the Issuer.

During the five years preceding the date of this filing, neither High Power Management, nor to High Power Management’s knowledge, Ms. Ping Chen has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

On October 29, 2019, a special meeting of stockholders of the Issuer was held. At the special meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock of the Issuer and (b) at least a majority of all outstanding shares of Common Stock of the Issuer held by stockholders other than Essence, the Rollover Stockholders, or any of their respective affiliates, officers and directors, and in each case, other than Parent and Merger Sub.

On October 31, 2019, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock, other than shares of Common Stock held by (a) the Rollover Stockholders, or Parent or the Issuer or any of their respective subsidiaries or (b) stockholders who have validly exercised their appraisal rights under the General Corporation Law of the State of Delaware, was converted into the right to receive US$4.80 in cash without interest and less any applicable withholding taxes.

As a result of the Merger, the Company ceased to be a publicly traded company and will continue its operations as a private company wholly owned by Parent, with 1,000 shares of Common Stock outstanding (which are all directly and beneficially owned by Parent).

CUSIP No. 43113X101	Page 9 of 11

As a result of the Merger, all of the Common Stock held by the Rollover Stockholders prior to the Effective Time were cancelled, and all of the options held by Messrs. Pan, Li and Ma prior to the Effective Time were cancelled without payment of any consideration.

As a result of the Merger, the Common Stock of the Issuer has ceased to trade on the NASDAQ Global Market (“NASDAQ”) at the close of business on October 31, 2019 and became eligible for delisting from NASDAQ and termination of registration under the Act. The Issuer has requested that NASDAQ file with the SEC a Form 25 to remove the Common Stock of the Issuer from listing on the NASDAQ and to deregister the Common Stock of the Issuer pursuant to Section 12(b) of the Act. Additionally, the issuer intends to file with the SEC a Form 15 requesting the deregistration of the Issuer’s shares of Common Stock under Section 12(b) of the Act and the suspension of the Issuer’s reporting obligations under Section 15(d) of the Act.

The descriptions of the Merger Agreement and the transactions contemplated thereby set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which has been filed as Exhibit 7.05 to this statement and is incorporated herein by this reference in its entirety.

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 7 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As a result of the Merger, all of the Rollover Shares were cancelled.

As of the date hereof, each of Mr. Dang Yu (George) Pan, Parent and High Power Management beneficially owns 1,000 shares of Common Stock of the Issuer, which are directly held by Parent. Such 1,000 shares of Common Stock represent 100% of the outstanding share capital of the Company. Parent, a Cayman Islands company, is indirectly controlled as to approximately 77.8% by High Power Management. High Power Management is wholly owned by Mr. Pan, and Mr. Pan is a director of High Power Management. Mr. Pan indirectly owns (through High Power Management and Advance Pride) approximately 79.5% of Parent. Mr. Pan is also a director of Parent. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Mr. Pan and High Power Management may be deemed to beneficially own all the Common Stock directly held by Parent in the Issuer.

The above disclosure of percentage information, with respect to the share capital in the Issuer, is based on a total of 1,000 shares of Common Stock outstanding as of the date hereof.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

CUSIP No. 43113X101	Page 10 of 11

Exhibit 7.04: ** Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: *** Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: *** Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: *** Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: *** Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: *** Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

Exhibit 7.11: **** Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.12: **** Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.13: **** Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.14: **** Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.15: **** Private Placement Memorandum relating to the Portfolio, dated as of September 2019.

Exhibit 7.16: **** SPC Equity Commitment Letter by and between SPC (acting on behalf of and for the account of Portfolio) and Parent, dated as of September 11, 2019.

Exhibit 7.17: Joint Filing Agreement by and between the Reporting Persons, dated as of November 1, 2019.

______________________

*       Previously filed on March 15, 2019.

**       Previously filed on April 24, 2019.

***       Previously filed on July 2, 2019.

****       Previously filed on September 12, 2019.

CUSIP No. 43113X101	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Date: November 1, 2019	/s/ Dang Yu (George) Pan
Dang Yu (George) Pan

Advance Pride International Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

/s/ Wen Liang Li
Wen Liang Li

/s/ Wen Wei Ma
Wen Wei Ma

HPJ Parent Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

High Power Asset Management Inc.

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

Exhibit 7.04: ** Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: *** Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: *** Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: *** Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: *** Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: *** Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

Exhibit 7.11: **** Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.12: **** Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.13: **** Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.14: **** Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.15: **** Private Placement Memorandum relating to the Portfolio, dated as of September 2019.

Exhibit 7.16: **** SPC Equity Commitment Letter by and between SPC (acting on behalf of and for the account of Portfolio) and Parent, dated as of September 11, 2019.

Exhibit 7.17: Joint Filing Agreement by and between the Reporting Persons, dated as of November 1, 2019.

______________________

*       Previously filed on March 15, 2019.

**       Previously filed on April 24, 2019.

***       Previously filed on July 2, 2019.

****       Previously filed on September 12, 2019.